UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                       (Amendment No. _________)*


                              ElderTrust
-------------------------------------------------------------------------
                           (Name of Issuer)

     Common Shares of Beneficial Interest, par value $.01 per share
-------------------------------------------------------------------------
                   (Title of Class of Securities)

                             28456010 9
-------------------------------------------------------------------------
                           (CUSIP Number)

                        D. Lee McCreary, Jr.
                 101 East State Street, Suite 100
               Kennett Square, Pennsylvania  19348
                         (610) 925-4200
-------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           August 15, 2001
-------------------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             SCHEDULE 13D

CUSIP No. 284560 10 9	                         Page 2 of 5 Pages
          -----------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      D. Lee McCreary, Jr.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)_
                                                            (b)_

3     SEC USE ONLY

4     SOURCE OF FUNDS (See Instructions)
      PF, 00, BK

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                    _

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States




NUMBER OF          7  SOLE VOTING POWER
SHARES                418,761
BENEFICIALLY
OWNED BY           8  SHARED VOTING POWER
EACH                  0
REPORTING
PERSON             9  SOLE DISPOSITIVE POWER
WITH                  418,761

                  10  SHARED DISPOSITIVE POWER
                      0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      418,761

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
      _

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.5%

14    TYPE OF REPORTING PERSON (See Instructions)

      IN

Item 1.  Security and Issuer

     This statement relates to the common shares of beneficial interest, par value $.01 per share (the "Common Shares"), of ElderTrust, a Maryland real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 101 East State Street, Suite 100, Kennett Square, Pennsylvania 19348.

Item 2.  Identity and Background

     This statement is being filed by D. Lee McCreary, Jr., an individual, whose business address is c/o ElderTrust, 101 East State Street, Suite 100, Kennett Square, Pennsylvania 19348. Mr. McCreary is a citizen of the United States. Mr. McCreary is President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and a Trustee of the
Issuer.

     Mr. McCreary has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or continues to be subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. McCreary has acquired beneficial ownership of 418,761 Common Shares. Of these Common Shares, 205,094 Common Shares were purchased by him at an aggregate cost of $565,744 using a combination of personal and borrowed funds, 201,667 Common Shares are issuable upon the exercise of presently exercisable share options or share options that are exercisable within 60 days that were previously granted to him under the Issuer's share option and incentive plans and 12,000 Common Shares are issuable upon redemption of 12,000 units of limited partnership interest ("Units") held by Mr. McCreary of ElderTrust Operating Limited Partnership, a Delaware limited partnership (the "Partnership") of which the Issuer is the sole general partner and majority limited partner. In September 2001 and October 2001, Mr. McCreary borrowed a total of $125,000 from Fleet National Bank to fund the exercise price for options that he exercised during those periods covering a total of 166,664 Common Shares. The share options have an average exercise price ranging from $.75 to $18.00 per share. Under the terms of the partnership agreement of the Partnership, the 12,000 Units beneficially owned by Mr. McCreary are redeemable by him for cash or, at the option of the Issuer, for Common Shares on a one-for-one basis. Mr. McCreary was one of the organizational limited partners in the Partnership and made an initial capital contribution of $100 to the Partnership. In connection with the closing of the Issuer's initial public offering in January 1998 and the contribution by the Issuer to the Partnership of the proceeds of that offering, the Partnership was recapitalized and Mr. McCreary's interest in the Partnership was restated at 12,000 Units with a per Unit value of $18.00.

Item 4.  Purpose of Transaction

     The purpose of the acquisition of the Common Shares by Mr. McCreary was to acquire the securities for investment purposes.

     Mr. McCreary, depending upon market conditions and other factors, in the future may acquire additional Common Shares or dispose of all or a portion of the Common Shares which he now owns or hereafter may acquire. Mr. McCreary, as a stockholder of the Issuer, has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Trustees or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or changes in the Issuer's charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.  Interest in Securities of the Issuer

     Mr. McCreary may be deemed to beneficially own a total of 418,761 Common Shares, or approximately 5.5% of the outstanding Common Shares (after giving effect to the exercise of the 201,667 share options held by him and the redemption for Common Shares of 12,000 Units that are redeemable by Mr. McCreary for cash, or, at the option of the Issuer, for Common Shares on a one-for-one basis). See Item 3.

     Mr. McCreary has sole authority to vote and direct the disposition of all Common Shares he may be deemed to own beneficially.

     Mr. McCreary has effected the following transactions in the Common Shares since 60 days prior to August 15, 2001:

        Date           Nature of Transaction        Price Per Share
        ----           ---------------------        ---------------

  August 8, 2001  Exercise of 83,332 share options       $.75

  October 4, 2001 Exercise of 83,334 share options        .75

     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Mr. McCreary.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

     Under the Issuer's share option and incentive plans, Mr. McCreary has unvested share options for a total of 181,667 additional Common Shares. The option exercise prices for such share options range from $.75 to $18.00 per share. Such share options vest at various dates over the next two years.

Item 7.  Materials to be Filed as Exhibits

     1. Loan documetns relating to loan from Fleet National Bank in September 2001

     2. Loan documents relating to loan from Fleet National Bank in October 2001

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

June 28, 2002           /s/ D. Lee McCreary, Jr.
---------------        ------------------------------------
   Date                D. Lee McCreary, Jr.